

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 30, 2008

Via U.S. mail and facsimile

Mr. Stephen B. Morris
President and Chief Executive Officer
Arbitron Inc.
142 West 57th Street
New York, NY 10019

> **RE:** **Definitive Proxy Statement on Form 14A filed April 3, 2008,**
> **as incorporated by reference in Form 10-K for the year ended**
> **December 31, 2007**
> **File No. 001-01969**

Dear Mr. Morris:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PROXY STATEMENT FILED APRIL 3, 2008

Compensation Discussion and Analysis

Non-equity Incentive Plan Compensation, page 19

1. Your disclosure in the second paragraph explains that NEOs receive an amount equal to a percentage of salary if "target" or "superior" performance is achieved. Later, you disclose measures at "threshold" levels as well as "target" and "superior" levels. In

future filings, please explain the significance of the threshold levels as well, including whether non-equity incentive compensation is paid if goals are achieved at threshold levels, but not target levels.

2. In the third paragraph, you state that the CEO's and CFO's incentive payments are based entirely on the achievement of corporate goals, while other NEOs' payments are based 50% on corporate goals and 50% on individual goals. The tables on page 20, however, suggest that 100% of all of the NEOs' incentive payments are based on the four corporate financial and performance goals described there. In future filings, please clarify what individual goals are measured for the three remaining NEOs and what part of their incentive payment is determined with reference to those goals.

3. In the last paragraph of this section, you conclude that the corporate performance component of each NEO's non-equity incentive plan payment was equal to 39% of the target corporate performance incentive plan payment for which such executive was eligible. In future filings, please briefly explain how this conclusion was made. If based on a formula, please describe the formula. Although we note that the four elements were intended to determine various percentages of the payments, it is unclear how this leads to such conclusion.

Long-term Incentive Equity, page 21

4. In future filings, please elaborate upon how the amount of long-term incentive equity awarded to each NEO is determined. We note your disclosures that it is determined, at least in part, in conjunction with or with consideration given to, other components of compensation paid by the company. Please clarify how the other components of compensation influence the amount of long-term incentive equity that is paid. For example, based on your current disclosure it seems as if long-term incentive equity could be awarded to increase total NEO compensation to levels observed in the Compensation Peer Group or in other market data when NEO salary and non-equity incentive payments are otherwise less than these levels.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Non-equity Incentive Plan Compensation

Your disclosure in the second paragraph explains that NEOs receive an amount equal to a percentage of salary if "target" or "superior" performance is achieved. Later, you disclose measures at "threshold" levels as well as "target" and "superior" levels. In future filings, please explain the significance of the threshold levels as well, including whether non-equity incentive compensation is paid if goals are achieved at threshold levels, but not target levels.

In the third paragraph, you state that the CEO's and CFO's incentive payments are based entirely on the achievement of corporate goals, while other NEOs' payments are based 50% on corporate goals and 50% on individual goals. The tables on page 20, however, suggest that 100% of all of the NEOs' incentive payments are based on the four corporate financial and performance goals described there. In future filings, please clarify what individual goals are measured for the three remaining NEOs and what part of their incentive payment is determined with reference to those goals.

In the last paragraph of this section, you conclude that the corporate performance component of each NEO's non-equity incentive plan payment was equal to 39% of the target corporate performance incentive plan payment for which such executive was eligible. In future filings, please briefly explain how this conclusion was made. If based on a formula, please describe the formula. Although we note that the four elements were intended to determine various percentages of the payments, it is unclear how this leads to such conclusion.

Long-term Incentive Equity

In future filings, please elaborate upon how the amount of long-term incentive equity awarded to each NEO is determined. We note your disclosures that it is determined, at least in part, in conjunction with or with consideration given to, other components of compensation paid by the company. Please clarify how the other components of compensation influence the amount of long-term incentive equity that is paid. For example, based on your current disclosure it seems as if long-term incentive equity could be awarded to increase total NEO compensation to levels observed in the Compensation Peer Group or in other market data when NEO salary and non-equity incentive payments are otherwise less than these levels.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, the undersigned at (202) 551-3760 if you have questions.

Sincerely,

Pamela Long
Assistant Director